UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from              to
Commission File Number 1-32743

A.	Full title of the plan and address of the plan, if different from the issuer named below:
EXCO RESOURCES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
EXCO Resources, Inc.
12377 Merit Dr., Suite 1700
Dallas, TX 75251

EXCO RESOURCES, INC. 401(K) PLAN
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011
(With Independent Auditor’s Report Thereon)
MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants

EXCO RESOURCES, INC. 401(K) PLAN

Note: Supplemental schedules, other than those listed above, are omitted because of the absence of conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Savings Income Security Act of 1974.

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Report of Independent Registered Public Accounting Firm
To the Participants and Trustees of
EXCO Resources, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the EXCO Resources, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MONTGOMERY COSCIA GREILICH LLP
Plano, Texas
June 17, 2013

 EXCO RESOURCES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Investments, at fair value:
EXCO Resources, Inc. common stock	$4,172,223	$5,598,127
Guaranteed Income Fund	19,257,678	16,397,871
Mutual funds of registered investment companies	63,174,280	50,550,616
Total investments	86,604,181	72,546,614
Notes receivable from participants	1,981,720	1,410,307
Net assets available for benefits	$88,585,901	$73,956,921
The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions to net assets available for plan benefits attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$4,564,911	$(5,961,195)
Interest and dividends	1,437,324	1,164,038
Interest on notes receivable from participants	75,111	50,958
Other income	82,849	54,962
Total investment income (loss)	6,160,195	(4,691,237)
Contributions:
Employer, net	8,709,560	9,176,885
Participant	9,350,423	9,402,059
Rollover	430,773	530,497
Total contributions	18,490,756	19,109,441
Total investment income and contributions	24,650,951	14,418,204
Deductions from net assets attributed to:
Benefits paid to participants	9,938,888	3,546,128
Other expenses	83,083	52,005
Total deductions	10,021,971	3,598,133
Increase in net assets available for benefits	14,628,980	10,820,071
Net assets available for benefits:
Beginning of year	73,956,921	63,136,850
End of year	$88,585,901	$73,956,921
The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

1 - Description of the Plan
Plan Description
The EXCO Resources, Inc. 401(k) Plan (the “Plan”), formerly known as EXCO Resources, Inc. Employee Savings Trust, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on January 1, 1999 and restated August 29, 2012. The Plan is sponsored by EXCO Resources, Inc. (the “Company” or “Plan Sponsor”). Prudential Bank and Trust Company, FSB is the Trustee (the “Trustee” or “Prudential”) of the Plan and Prudential Retirement Insurance and Annuity Company (the “Administrator”) is the record-keeper for the Plan. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participant Accounts and Eligibility
Employees become eligible for participation at the age of 18 and upon completing 30 days of eligible service, as defined by the Plan document. Subject to certain limitations on annual contributions, each participant’s account is credited with employee salary deferrals, Company matching and discretionary contributions, an allocation of Plan earnings, and administrative expenses related to loan and distribution fees, if applicable.
Contributions
Each year, a participant may elect to contribute a portion of his or her pretax compensation up to 50%, subject to certain maximum limitations imposed by the Internal Revenue Code (“IRC”) ($17,000 and $16,500 for the calendar years ended 2012 and 2011, respectively). Employees who are eligible to make elective deferrals under the Plan and who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the IRC ($5,500 for the calendar years ended both 2012 and 2011). Rollover contributions representing distributions from other qualified defined benefit or contribution plans are permitted and may be made prior to meeting the eligibility requirements for participation in the Plan.
In 2012 and 2011, the Plan Sponsor matched 100% of all employee contributions.
Employees are automatically enrolled in the Plan with a contribution of 3% of compensation, unless otherwise directed. Additionally, unless the participant specifically elects otherwise, the automatic deferrals will be increased by 1% of compensation each year of the anniversary of enrollment date, to a maximum deferral rate of 6%. Automatic enrollment deferrals are defaulted into a moderate risk tolerance fund based on the participant’s age.

Vesting
Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Participants hired prior to January 1, 2008, were immediately fully vested in their Company matching contributions. Participants hired on or subsequent to January 1, 2008, vest in their Company matching contributions plus actual earnings thereon based on the following schedule:

One-year anniversary of hire	25%
Two-year anniversary of hire	50%
Three-year anniversary of hire	75%
Four-year anniversary of hire	100%
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance, not to exceed $50,000. Note terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed 10 years. Prior to 2009, a note to acquire or construct the primary residence was allowed a repayment period used by commercial lenders for similar loans. The notes receivable from participants are secured by the balance in the participant’s account and bear interest at the prime rate plus 1.00%, as defined by the Participant Loan Policy. Repayments are made through payroll deductions and are reinvested in the participant accounts according to individual investment elections. At December 31, 2012, maturity dates on existing notes receivable from participants ranged from March 2013 through December 2038 and had interest rates from 4.25% to 10.25%.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

Investment Options
The Plan provides for contributions to be invested by the Trustee among a variety of mutual fund options, a guaranteed income fund and the Company stock fund, in accordance with participant investment elections and the provisions of the trust agreement. Participants may direct their contributions and account balances among the following investment funds:

Prudential Jennison Mid Cap Growth Fund Class Z - Invests primarily in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

John Hancock Disciplined Value Fund A - Invests primarily in a diversified portfolio consisting primarily of equity securities, such as common stock, of issuers with a market capitalization of $1 billion or greater.

Lord Abbett Developing Growth I Fund - Invests primarily in equity securities of small companies demonstrating above-average, long-term growth potential.

Target Small Capitalization Value Fund - Invests primarily in common stock of small companies with market capitalization comparable to those in the Russell 2000 Value Index.

American Funds EuroPacific Growth Fund R4 - Invests primarily in common stock of issuers in Europe and the Pacific Basin that the investment adviser believes have the potential for growth.

Victory Established Value Fund A - Invests primarily in equity securities of companies with market capitalizations, at the time of purchase, within the range of companies comprising the Russell MidCap Value Index.

Prudential Global Real Estate Fund Class Z - Invests primarily in equity-related securities of real estate companies, principally real estate investment trust (REITs), and other real estate securities.

Oppenheimer Developing Markets Fund Y - Invests primarily in common stock of issuers in developing and emerging markets throughout the world.

Pioneer Strategic Income Fund Y - Invests primarily in debt securities.

Prudential Jennison Natural Resources Fund Z - Invests primarily in equity securities of natural resource companies and in asset-based securities.

Columbia Acorn International Fund Z - Invests primarily in common stock of small and mid-sized companies in developed and emerging markets.

Oppenheimer International Bond Fund Y - Invests primarily in debt securities of foreign government and corporate issuers.

Prudential Stock Index Fund Class Z - Invests primarily in securities included in the S&P 500 Index in approximately the same proportions as those of the index.

PIMCO Real Return Institutional Fund - Invests primarily in inflation-indexed bonds of varying maturities issued by the United States (U.S.) and non-U.S. governments and corporations.

Oakmark Equity and Income Fund - Invests primarily in a diversified portfolio of U.S. equity and debt securities.

Invesco Mid Cap Core Equity I Fund - Invests primarily in equity securities of mid-capitalization companies.

Invesco Charter Institutional Fund - Invests primarily in common stock of large-capitalization issuers.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

Vanguard Small Capital Index Fund - Invests primarily in stocks of small U.S. companies that make up the CRSP US Small Cap Index.

PIMCO Total Return Institutional Fund - Invests primarily in investment-grade debt securities.

Franklin Growth Advantage Fund - Invests primarily in the equity securities of U.S.-based large and medium market capitalization companies that are leaders in their industries.

JP Morgan Government Bond Fund A - Invests primarily in securities issued by the U.S. government and its agencies including government bonds with intermediate to long remaining maturities.

Guaranteed Income Fund - Invests primarily in public bonds, commercial mortgages and private placement bonds. See additional discussion in "Note 5 - Investment Contract with Insurance Company".

EXCO Resources, Inc. Common Stock - Invests in publicly-traded common stock of EXCO Resources, Inc.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, the net assets of the Plan would be distributed among the participants in accordance with ERISA.

Benefit Payments
Participants withdrawing amounts from their account during the year for reasons of disability, retirement, death (withdrawn by participant’s estate), or termination are entitled to their vested account balance. For vested account balances greater than $5,000, participants may elect a distribution in the form of rollovers, lump sums, or installment payments. Upon termination, vested account balances less than $5,000 may be automatically distributed to the applicable terminated participant.
In-service distributions are permitted for participants who have either reached age 59 1/2 or who qualify for a hardship distribution. A participant may receive a hardship distribution from salary reduction contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses incurred by the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for funeral or burial expenses for the participant’s deceased parent, participant’s spouse, children or dependents; or (6) for expenses to repair damage to the participant’s principal residence that would qualify for the casualty income tax deduction.
Forfeitures
The Plan allows for the forfeited balances of terminated participants’ non-vested accounts to be utilized to reduce employer contributions or pay Plan expenses. During the years ended December 31, 2012 and 2011, forfeited balances used to reduce employer contributions were $640,863 and $225,174, respectively. At December 31, 2012 and 2011, the balances in the forfeiture account were $10,613 and $1,539, respectively.
Administrative Expenses
Administrative expenses are paid by the Company except for investment expenses relating to the purchase or sale of directed investment options, which are paid for directly by participants.

2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

Estimates and Assumptions
The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein, and associated disclosures. Accordingly, actual results may vary from the estimates used in preparing the accompanying financial statements.
Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
These investments are subject to market or credit risks customarily associated with debt and equity investments. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest, which approximates fair value.
Reclassification
Certain reclassifications have been made to prior period amounts to conform to the current period presentation.
New Accounting Pronouncements
In May 2011, the Financial Account Standards Board ("FASB"), issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which clarified the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements in order to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). The amendments do not result in a major change in the application of the requirements in Topic 820 but clarify the application of existing fair value measurement requirements and change particular principles or requirements for measuring fair value and for disclosing information about fair value measurements. ASU No. 2011-04 is effective for periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 did not have an impact on the reported net assets available for benefits or changes in net assets available for benefits.

3 - Investments
The following tables present the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2012
Guaranteed Income Fund	$19,257,678
American Funds EuroPacific Growth Fund R4	13,313,707
Franklin Growth Advantage Fund	9,604,822
John Hancock Disciplined Value Fund A	9,045,023
PIMCO Total Return Institutional Fund	6,734,907
JP Morgan Government Bond Fund A	6,368,107

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

Description	2011
Guaranteed Income Fund	$16,397,871
American Funds EuroPacific Growth Fund R4	10,864,023
Franklin Growth Advantage Fund	7,883,499
John Hancock Disciplined Value Fund A	7,224,807
EXCO Resources, Inc. Common Stock	5,598,127
PIMCO Total Return Institutional Fund	5,322,840
JP Morgan Government Bond Fund A	5,315,661
Common stock of the Company represented less than 5% and approximately 8% of total net assets available for benefits at December 31, 2012 and 2011, respectively.
During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

	2012	2011
Mutual funds of registered investment companies	$6,570,857	$(1,624,134)
EXCO Resources, Inc. Common Stock	(2,005,946)	(4,337,061)
	$4,564,911	$(5,961,195)

4 - Fair Value Measurements
The Plan discloses fair value measurements in accordance with FASB Accounting Standards Codification ("ASC") Topic 820 which establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Observable inputs other than quoted prices within Level 1 for similar assets and liabilities. These include quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data. If the asset or liability has a specified or contractual term, the input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
In establishing a fair value hierarchy for the Plan’s investments, in accordance with FASB ASC Topic 820, the following value methodologies were used for each type of investment:
Mutual funds of registered investment companies: Valued at the daily closing prices as reported by the fund. Daily closing prices are based on the net asset value ("NAV") of the fund.

Guaranteed income fund: Valued at contract value which equals fair value as a fair value adjustment does not apply upon discontinuance. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. See "Note 5 - Investment Contracts with Insurance Company".

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

EXCO Resources, Inc. common stock: Valued at the daily closing price as reported on the active market on which shares of EXCO Resources, Inc. common stock are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.
Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$31,738,484	$—	$—	$31,738,484
International stock funds	14,601,605	—	—	14,601,605
Specialty funds	1,181,793	—	—	1,181,793
Fixed income funds	15,005,323	—	—	15,005,323
Balanced funds	647,075	—	—	647,075
Total mutual funds	63,174,280	—	—	63,174,280
Stable value fund (Note 5)	—	—	19,257,678	19,257,678
EXCO Resources, Inc. common stock	4,172,223	—	—	4,172,223
Total investments	$67,346,503	$—	$19,257,678	$86,604,181

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$25,465,556	$—	$—	$25,465,556
International stock funds	11,876,473	—	—	11,876,473
Specialty funds	1,162,423	—	—	1,162,423
Fixed income funds	11,584,238	—	—	11,584,238
Balanced funds	461,926	—	—	461,926
Total mutual funds	50,550,616	—	—	50,550,616
Stable value fund (Note 5)	—	—	16,397,871	16,397,871
EXCO Resources, Inc. common stock	5,598,127	—	—	5,598,127
Total investments	$56,148,743	$—	$16,397,871	$72,546,614
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2012 and 2011, respectively:

	2012	2011
Balance, beginning of period	$16,397,871	$12,703,397
Deposits	3,651,405	3,518,710
Interest and dividends	462,502	432,888
Distributions	(373,020)	(235,302)
Other net transfer activity	(881,080)	(21,822)
Balance, end of period	$19,257,678	$16,397,871

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

5 - Investment Contract with Insurance Company
During 2012 and 2011, the Plan invested in a Guaranteed Income Fund ("GIF") classified as a Stable Value Fund, with Prudential. The GIF is a fully benefit-responsive contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.
The investment contract is affected directly between the GIF and the issuer and prohibits the GIF from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the contract require all permitted participant-initiated transactions with the GIF to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.
An event that limits the ability of the GIF to transact at contract value with the issuer (for example, premature termination of the contracts by the GIF, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the GIF to transact at contract value with the participants in the GIF must be probable of not occurring.

e. The GIF itself must allow participants reasonable access to their funds.
The estimated fair value of the GIF as of December 31, 2012 and 2011 was $19,257,678 and $16,397,871, respectively.
The concept of a value other than contract value does not apply even upon a discontinuance in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. This contract's operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon discontinuance. There are not any specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer's general account to determine a fair value. The plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. This product is not a traditional guaranteed income contract and therefore there are not any known cash flows that could be discounted. As a result, the fair value amount shown is equal to the contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.
The following table presents information about significant unobservable inputs used in Level 3 fair value measurements:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Guaranteed Income Fund (GIF)	$19,257,678	Fair Value = Contract Value	Earnings at guaranteed crediting rate	Gross guaranteed crediting rate must be greater than contractual minimum crediting rate

The interest crediting rate is determined quarterly. The minimum crediting rate is 1.5%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the securities underlying the GIF’s cash flows.
The average market yield of the GIF for the years ended December 31, 2012 and 2011 was 2.50% and 2.90%, respectively. The average yield earned by the GIF that reflects the actual interest credited to participants for the years ended December 31, 2012 and 2011 was 2.50% and 2.90%, respectively. There are no events that limit the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

6 - Tax Status
The Company has adopted the Prudential Insurance Company of America Prototype Non-Standardized Profit Sharing Plan, which was approved by the Internal Revenue Service ("IRS") on March 31, 2008, for use by employers as a qualified plan. The Plan is qualified under Section 401(a) of the IRC and is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor ("DOL") or IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

7 - Transactions with Parties-in-Interest
Participants have the option to invest their salary deferrals into the common stock of the Company. Transactions in the Company’s common stock qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules. Additionally, Plan investments include shares of mutual funds and a guaranteed income fund managed by Prudential. Prudential acted in capacity as a Trustee to the Plan during the year; therefore, these investments qualify as party-in-interest investments. During 2012, the Plan had purchases and sales of Company common stock of $1,800,755 and $1,220,715, respectively. During 2011, the Plan had purchases and sales of Company common stock of $2,452,502 and $1,822,073, respectively. In addition, during 2012, the Plan had purchases and sales of funds managed by Prudential of $10,498,994 and $7,196,426, respectively. During 2011, the Plan had purchases and sales of funds managed by Prudential of $9,584,179 and $4,555,578, respectively.

8 - Reconciliation of Financial Statements to Form 5500
There are no reconciling items between the net assets reported in the audited financial statements and the Schedule H of the Form 5500 for the year-ended December 31, 2012.

9 - Subsequent Event
In accordance with FASB ASC 855, “Subsequent Events”, the Company has evaluated events or transactions occurring after December 31, 2012, the Statement of Net Assets Available for Benefits date, through June 17, 2013, the date the financial statements were issued, and determined there were no such events or transactions which would impact our financial statements for the year ended December 31, 2012.

SUPPLEMENTAL SCHEDULE
EXCO RESOURCES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
EMPLOYER ID NUMBER: 74-1492779, PLAN NUMBER 001
DECEMBER 31, 2012

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Mutual funds of registered investment companies:
*	Prudential Investments LLC	Prudential Jennison Mid Cap Growth Fund Class Z	$3,282,631
	John Hancock Investment Mgt Svcs, LLC	John Hancock Disciplined Value Fund A	9,045,023
	Lord, Abbett & Co LLC	Lord Abbett Developing Growth I Fund	3,028,319
*	Prudential Investments LLC	Target Small Capitalization Value Fund	3,105,138
	Capital Research and Management Company	American Funds EuroPacific Growth Fund R4	13,313,707
	Victory Capital Management Inc.	Victory Established Value Fund A	2,634,256
*	Prudential Investments LLC	Prudential Global Real Estate Fund Class Z	308,701
	OFI Global Asset Management	Oppenheimer Developing Markets Fund Y	999,685
	Pioneer Investment Management Inc	Pioneer Strategic Income Fund Y	640,177
*	Prudential Investments LLC	Prudential Jennison Natural Resources Fund Z	873,092
	Columbia Wanger Asset Management LLC	Columbia Acorn International Fund Z	288,213
	OFI Global Asset Management	Oppenheimer International Bond Fund Y	601,957
*	Prudential Investments LLC	Prudential Stock Index Fund Class Z	278,945
	Pacific Investment Management Co LLC	PIMCO Real Return Institutional Fund	660,175
	Harris Associates L.P.	Oakmark Equity and Income Fund	647,075
	Invesco Advisers, Inc.	Invesco Mid Cap Core Equity I Fund	187,896
	Invesco Advisers, Inc.	Invesco Charter Institutional Fund	296,849
	Vanguard Group, Inc.	Vanguard Small Capital Index Fund	274,605
	Pacific Investment Management Co LLC	PIMCO Total Return Institutional Fund	6,734,907
	Franklin Advisers, Inc.	Franklin Growth Advantage Fund	9,604,822
	JP Morgan Investment Advisors Inc.	JP Morgan Government Bond Fund A	6,368,107
	Total mutual funds of registered investment companies		63,174,280

	Guaranteed income fund:
*	Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund	19,257,678

	Plan sponsor stock:
*	EXCO Resources	EXCO Resources, Inc. Common Stock	4,172,223

	Notes receivable from participants:
*	Participant loans	Notes receivable from participants, interest rates range from 4.25% to 10.25% with maturities of March 2013 through December 2038	1,981,720

		Total investments	$88,585,901

*	Party-in-interest
Note: Category (d) cost of the investments is excluded from this schedule as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

EXCO RESOURCES, INC. 401(K) PLAN

Date: June 17, 2013

/s/ Mark E. Wilson
Mark E. Wilson
Vice President, Chief Accounting Officer and Controller

Exhibit Index

NUMBER	Exhibit

23.1*	Consent of independent registered public accounting firm.

*	included herewith